213040F\5600GA12.13D CUSIP No.  78348310





               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          Schedule 13D

           Under the Securities Exchange Act of
                       1934 (Amendment No. 13)


                     Ryan, Beck & Co., Inc.
                        (Name of Issuer)

             Common Stock, par value $.10 per
                 share (Title of Class of
                 Securities)

                            78348310
                         (CUSIP Number)

                       Fenwick H. Garvey
                         80 Main Street
                        West Orange, NJ
                         (201) 325-3000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                                   May 30,1995
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box x.

Check the following box if a fee is being paid with the statement x. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all
exhibits, should be filed with the Commission.  See Rule 13d-
1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fenwick H. Garvey
          ###-##-#### (Social Security Number)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  o
                                                       (b)  x


3         SEC USE ONLY


4         SOURCE OF FUNDS*

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

o


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
          United States of America

               7    SOLE VOTING POWER
NUMBER OF
SHARES                         -0-
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH                           725,261(1)
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                           157,430(1)
               10   SHARED DISPOSITIVE POWER

                                                         -0-
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
PERSON

                     725,261(1)
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                          o



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     22.75%
14        TYPE OF REPORTING PERSON*
                     IN
(1)       Pursuant  to  Rule  13d-3, includes 100,000  shares
of
          Common   Stock  issuable  upon  conversion  of
          Voting Cumulative Convertible Preferred Stock, Series
          A.
Item 1.  Security and Issuer.

           This statement ("Statement") constitutes Amendment

No. 13  to  Schedule  13D, dated November 23, 1990, relating to  the Common  Stock, $.10 par value per share (the "Common

Stock"),  of Ryan Beck & Co., Inc., a corporation organized and existing under the laws of the State of New Jersey (the

"Issuer"), which may  be deemed to be beneficially owned by

Fenwick H. Garvey.  The Issuer is  a  financial  services

company and a National Association  of Securities

Dealers  member broker-dealer.  The  address  of  the

Issuer's  principal  executive offices is 80  Main  Street,

West Orange, New Jersey 07052.

Item 2.  Identity and Background

           The  person filing this Statement is Fenwick H.

Garvey ("Mr. Garvey" or the "Reporting Person").

           Set forth below is certain information relating to

Mr. Garvey.

                    (a)  Name:  Fenwick H. Garvey.

                     (b)  Business Address:  80 Main Street,

                West Orange, New Jersey  07052.

                      (c)    Mr.   Garvey's   present

                principal occupation  is  Chairman  of  the

                Board  of  the Issuer.

                (d)-(e) During the past five years, the

            Reporting Person has not been convicted in any

            criminal

                         proceeding nor been a party to any

                         civil

                proceeding  of a judicial or administrative

                body of  competent jurisdiction as a result  of

                which he,  was  or is subject to a judgment,

                decree  or final  order enjoining future

                violations  of,  or prohibiting  or mandating

                activities subject  to, federal  or state

                securities laws or finding  any violation with

                respect to such laws.

                     (f)   Mr. Garvey is a citizen of the

                United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

         The  shares  of Common Stock (including  the  shares

of Common  Stock  issuable upon conversion of  the  Issuer's

Voting Cumulative Convertible Preferred Stock, Series A (the

"Series  A Preferred Shares")) which are the subject of this

Statement  were acquired  by  the Reporting Person and the

other parties  to  the Stock  Pooling Agreement (as hereinafter defined) in a series  of private transactions using personal funds.

Item 4. Purpose of Transaction.

         On  February 28, 1995, the Reporting Person sold

30,880 shares  of  Common Stock in a market transaction at  a price  of $6.95  per share for an aggregate total of $214,616.

On May  30, 1995, the Reporting Person sold 30,900 shares of

Common Stock  in a  market  transaction  at a price of  $6.48 per  share  for  an aggregate total of $200,232.

         On  or about March 15, 1994, Mr. Garvey entered into

an Amended  and Restated Stock Pooling Agreement (the "Stock

Pooling Agreement")  with Bruce M. Chodash and Matthew R.

Naula,  each  a shareholder/director/executive    officer    of

the      Issuer (collectively,  the  "Signatories") relating

to  all  shares  of Common  Stock  and  Series  A  Preferred

Shares  then  owned  or subsequently acquired by the

Signatories.  Pursuant to the  Stock Pooling Agreement, Mr.

Garvey had the right to vote all of shares of  Common Stock and

Series A Preferred Shares beneficially owned by  the

Signatories solely in connection with  the  election  of

directors  from  the  date of such agreement through  the

annual meeting  of  the  Issuer's shareholders in 1999, unless

(i)  Mr. Garvey ceased to be the Chief Executive Officer of the

Issuer  in which  case Mr. Garvey, as Voting Trustee under the

Stock Pooling Agreement would be required vote the subject

shares in accordance with  the wishes of the holder or holders of a majority  of  the shares  held pursuant to the Stock

Pooling Agreement and/or  (ii) the  Series A Preferred Shares

were granted special voting rights pursuant to  the

Certificate  of  Amendment  to  the  Restated Certificate  of

Incorporation, in which case each  party  to  the Stock

Pooling Agreement would have the sole and exclusive  right to vote  the  Series A Preferred Shares.  (A copy of  the  Stock

Pooling  Stock  Pooling Agreement was attached as  Exhibit  4 to Amendment



No. 9 to the Statement on Schedule 13D  filed  by  the

Reporting  Person  on or about May 21, 1994 and  incorporated by reference herein).

         Effective October 11, 1994, Mr. Garvey relinquished

the offices  of President and Chief Executive Officer of the

Issuer. Mr.  Garvey continues to serve as Chairman of the Board focusing on  revenue  production  and new business pportunities

for  the Issuer.    As  described  above,  as  a  result  of

Mr.  Garvey's relinquishment  of  the  office of Chief

Executive  Officer,  Mr. Garvey is required to vote the shares reported herein and subject to  the Stock Pooling Agreement in accordance with the wishes  of the holder or holders of a

majority of such shares.

        The   Reporting  Person  in  the  future  may  purchase

additional  shares  of  Common Stock and/or  Series  A

Preferred Shares  and/or  may  sell  shares of Common  Stock or  Series  A Preferred Shares  in  the  open market, in

privately-negotiated transactions, or  otherwise.   Whether

the  Reporting   Person purchases and/or sells shares of Common

Stock or  any  Series  A Preferred Shares in the future, and the amount and timing of  any such purchases and/or sales, if any, will depend on the Reporting Person's  continuing

assessment of pertinent factors,  including, without

limitation, the following:  regulatory, legal and  other

considerations;  the availability of shares of Common  Stock and Series  A  Preferred  Shares  for purchase  at  particular price levels;  the  Issuer's  business; other business  and

investment opportunities   available  to  the  Reporting

Person;   economic conditions;  stock  market  and  money

market  conditions;   the availability  and  cost  of

financing;  and,  other  plans and requirements of the

Reporting Person.

         Independent  of  the ownership of the shares  of

Common Stock and Series A Preferred Shares reported herein, by virtue of his  present  position  as Chairman of the Board,

the  Reporting Person  is  in  a  position to influence  the

Issuer's  affairs. While,  as  Chairman  of the Board of the

Issuer,  the  Reporting Person  may,  from  time  to time,

assess  and  analyze  possible corporate  transactions  for

the  benefit  of  the  Issuer,  the Reporting Person in his

capacity as a stockholder, does not  have any  present  plans or  proposals,  based  upon  his  beneficial ownership of

shares of Common Stock or Series A Preferred  Shares reported herein or otherwise, which relate to, or  would  result in: (a)

an extraordinary corporate transaction, such as a merger,

reorganization or liquidation involving the Issuer; (b) a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries; (c) any change in the present board of

directors or management of the Issuer; (d) any material change in the  present capitalization;  (e) any other material changes in  the  Issuer's corporate structure or business; (f) any

changes in the  Issuer's charter,  bylaws, or instruments

corresponding thereto  or  other actions  which  might impede the acquisition of  control  of  the Issuer  by  any person;

(g) a class of securities of  the  Issuer ceasing  to  be

authorized  to  be  quoted  in  an  inter-dealer quotation

system of a registered national securities association; (h)  a class of equity securities of the Issuer becoming eligible for termination  of  registration  pursuant  to  the  Securities

Exchange Act of 1934, as amended (the "Exchange Act"), or (i)

any action similar to any of those enumerated above.

         Based  upon  the Reporting Person's present position

as Chairman  of  the  Board of the Issuer, the Reporting  Person

is limited in his ability to buy and sell shares of Common Stock and Series  A Preferred Shares due to certain constraints

imposed  by the  Exchange Act concerning such issues as insider trading  and "short-swing"  profit recapture.  Notwithstanding anything  else contained herein to the contrary, the ownership of the shares  of Common  Stock and Series A Preferred Shares

reported herein,  the existence   of  the  Stock  Pooling

Agreement,  and/or   further purchases of Common Stock by the

Reporting Person, if any,  could have  the  effect  of 1)

perpetuating present management  of  the Issuer; and 2)

inhibiting business combinations attempted without the prior

approval  of  the  Issuer's  board  of   directors,

unsolicited takeovers and/or changes in control of the Issuer.

Item 5. Interest in Securities of the Issuer.

        As of the date hereof, and as a result of the sale

shares of Common Stock by the Reporting Person reported herein,

pursuant to Rule 13d-3(d) under the Exchange Act, Mr. Garvey may be deemed to  directly own 157,430 shares of Common Stock (of which 100,000 are  issuable  upon conversion of the Series A

Preferred  Shares held  by Mr. Garvey).  Such shares constitute approximately 4.94% of the Issuer's outstanding shares of Common

Stock, as calculated pursuant  to  Rule 13d-3 (based upon

3,088,149 shares  of  Common Stock  outstanding as reported by the Issuer on its Annual Report on Form 10-QSB for the quarter ended March 31, 1995 (the "Form 10QSB")  and  4.34%  of  the shares of the Issuer's  capital  stock (based  upon 3,088,149 shares of Common Stock as reported on  the Form  10-KSB  and

437,080 shares of Series  A  Preferred  Shares issued  and

outstanding as reported by the Issuer on Form  10-QSB entitled to vote as a class upon all matters submitted for a vote to  the shareholders of the Company.  Mr.  Garvey  may  also  be deemed to indirectly own an aggregate of 567,831 shares of Common Stock which are directly owned by the signatories to the Amended

and Restated Stock Pooling Agreement.

         In  the aggregate, as of the date hereof, Mr. Garvey

may be  deemed  to beneficially own, directly or indirectly,

725,261 shares  as reported herein, which shares constitute

approximately 22.75%  of  the  outstanding shares of Common

Stock  (based  upon 3,088,149 shares of Common Stock

outstanding as reported  on  the Form  10-QSB)  and  20.0% of the shares of the  Issuer's  capital stock  (based upon

3,088,149 shares of Common Stock  and  437,080 shares  of

Series A Preferred Shares outstanding as reported  on the  Form

10-QSB) entitled to vote as a class upon  all  matters

submitted for a vote to the shareholders of the Company.  Of such 725,261  shares,  Mr.  Garvey has sole dispositive  power as  to 157,430 of such shares (including 100,000 shares of

Common  Stock issuable upon conversion of the Series A

Preferred Shares held by him)  and shared voting power as to all 725,261 shares of  Common Stock.

        All shares of Common Stock reported herein as directly

or indirectly  beneficially  owned by  Mr.  Garvey,  (including the 100,000  shares of Common Stock issuable upon conversion of  the Series  A Preferred Shares) and as to which he has

shared  voting and  sole  dispositive  power are subject to

the  Stock  Pooling Agreement.

         The  transactions of the Reporting Person in the

Common Stock during the past sixty (60) days are reported on

Schedule  A attached hereto.

Item 6. Contracts,  Arrangements, Understandings or

        Relationships with Respect to the Issuer.

           Except  as described above with respect to the

authority of  Mr. Garvey, pursuant to the Stock Pooling

Agreement, to  vote all  shares  subject to the Stock Pooling

Agreement in connection with the election of directors, no

other contracts, arrangements, understandings or relationships

(legal or otherwise) exist  among the  Reporting  Person and any other person with respect  to  any securities  of  the

Issuer, including, but not  limited  to,  the transfer  or

voting  of any of such securities,  finders'  fees, joint

ventures,  loan  or option arrangements,  puts  or  calls,

guarantees of profits, division or profits or loss, or the

giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        None.

                           SIGNATURE





         After reasonable inquiry and to the best of my

knowledge and  belief,  I  certify that the information set

forth  in  this Schedule 13D is true, complete and correct.

DATE: July __, 1995




                                     Fenwick H. Garvey

                          SCHEDULE A
                    to Amendment No. 13 to
                   Statement on Schedule 13D,
                      dated July __, 1995





           Transactions in the Issuer's Common
            Stock effected during the 60 day
            period prior
                        to May 30, 1994



TABLE FORMAT

               No. of Shares of Com
Date of        mon Stock             Price Per Share
Transaction           Sold

May 30, 1995         30,900               $6.48

STATE OF                 :
                    :    SS
COUNTY OF           :

         On this ____ day of ______, 1995, personally appeared

before me, a Notary Public in and for the state and county aforesaid, Fenwick H. Garvey, known to me to be the person whose name is subscribed to the within instrument and who affirmed and swore before me under oath that he executed the same for the purposes therein indicated.




                                 Notary Public
                                 My Commission Expires:


(Notarial Seal)